Exhibit 23.3

CONSENT OF MICHAEL J. LECHNER, P. GEO

I assisted with the preparation of “Technical Report Thompson Creek Molybdenum Mine” dated February 9, 2011 (the “Report”) for Thompson Creek Metals Company Inc. (the “Company”), portions of which are summarized (the “Summary Material”) in this Annual Report on Form 10-K for the year ended December 31, 2011 to be filed with the United States Securities and Exchange Commission (the “Form 10-K”).

I hereby consent to the inclusion or incorporation by reference by the Company in the Form 10-K, and the Registration Statements on Form S-8 (Nos. 333-169681 and 333-153219) and Form S-3 (No. 333-170232), of the Summary Material concerning the Report.  I concur with the discussion and summary of the Report as it appears in the Form 10-K and consent to my being named as an expert therein and in such Registration Statements.

By:	/s/ Michael J. Lechner
Michael J. Lechner, P. Geo.

Dated: February 27, 2012